
July 2, 2010

Marvin F. Romanow
President and Chief Executive Officer
Nexen Inc.
801- 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-6702**

Dear Mr. Romanow:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Clarify the "specified monetary limits" referenced at page 17 with respect to your obligations to indemnify customers or business partners in connection with legal and financial consequences of spills of industrial waste and other liquids.

  In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Business and Properties, page 1

Understanding the Oil and Gas Business, page 6

Synthetic (Insitu Long Lake), page 7

2.   We note your statement that OPTI has the exclusive Canadian license for the OrCrude™ technology, and that you acquired the right to use this technology with OPTI within approximately 100 miles of Long Lake, as well as the right to use the technology elsewhere in Canada and the rest of the world (excluding Israel) subject to certain rights of OPTI to participate. Considering that Long Lake constitutes 31.45% of your total proved reserves and you disclose the OrCrude™ technology as a key competitive advantage in developing this resource, please tell us what consideration you gave to filing your joint venture agreement with OPTI or the other agreements by which you have obtained the rights to the OrCrude™ technology. See Item 601(b)(10)(ii)(B) of Regulation S-K.

SAGD and Upgrader Integration, page 8

Phase 1, page 9

3.   We note your disclosure that describes the process of heating the reservoir for several months followed by a ramp up of production for 12-24 months to peak levels. It appears this process may represent both development activities followed by production activities. Please tell us and disclose if material, how you account for the costs associated with these activities under U.S. and Canadian GAAP at each stage of the project.

Public Perception of Oil Sands Development, page 46

4.   Tell us whether there is any pending environmental legislation which would impact your oil sands exploration or development operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 51

Strategy Progress, page 52

5.   We note your disclosure on page 53 that "During 2009, our proved oil and gas reserves
        additions replaced 205% of our oil and gas production (198% after royalties) before the
        year-end transition to new SEC reserves rules. Excluding economic revisions, we
        replaced 187% of our oil and gas production (202% after royalties). The difference in
        economic revisions between before and after royalties reflects an increase in oil sands
        royalties related to higher oil prices." Please expand your disclosure surrounding this
        reserves replacement ratio to address the following:

        •   Identify the status of the proved reserves that have been added (e.g., proved developed vs.
            proved undeveloped).

        •   Explain to investors the nature of the reserve additions, and whether or not the historical
            sources of reserve additions are expected to continue, and the extent to which external
            factors outside of managements' control impact the amount of reserve additions from that
            source from period to period.

        •   Explain the nature of and the extent to which uncertainties still exist with respect to
            newly discovered reserves, including, but not limited to regulatory approval, changes in
            oil and gas prices, and the availability of additional development capital and the
            installation of additional infrastructure.

        •   Indicate the time horizon of when the reserve additions are expected to be produced to
            provide investors a better understanding of when these reserve additions could ultimately
            be converted to cash inflows.

        •   Disclose how management uses this measure.

        •   Disclose the limitations of this measure.

"2009 VS 2008—Lower Oil and Gas DD&A Increased Net Income by $241 Million," page 67

6.   We note your disclosure that indicates you expensed $49 million of acquisition costs
        associate with your Perth project. Please expand your disclosure to explain why you
        have decided not to proceed with the development of this prospect.

Note 21. Differences between Canadian and US Generally Accepted Accounting Principles, page 144

7.   We are unable to locate a cash flow statement prepared under U.S. GAAP. Please tell us how you considered the cash flow reconciliation requirement of Item 17(c)(2)(iii) of Form 20-F.

Oil and Gas Producing Activities (Unaudited), page 151

E. Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 156

8.   Please note there is no provision for a separate line item titled 'Future Dismantlement and Site Restoration Costs, Net' within FASB ASC Topic 932-235-50-29 through 50-33 or Example 5. As such, please modify your presentation accordingly.

Part IV. Exhibits, Financial Statement Schedules, page 204

Exhibits 23.2-23.9

9.   The closing paragraphs of the McDaniel's reports state in part that each report was prepared for the exclusive use of Nexen Inc., and that it may not be reproduced, distributed, or made available, in whole or in part to any person other than Nexen Inc. without McDaniel's knowledge and consent. Similarly, the DeGolyer and MacNaughten and Ryder Scott reports state their reports were prepared at the request of Nexen and should not be used for purposes other than those for which it is intended. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file revised versions which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Engineering Comments

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 25

10.   We note the tabular reconciliation of your proved undeveloped reserves before royalty. Please expand this to disclose similar information on an after-royalty basis.

11.   We note your statement, "Excluding Long Lake, we expect to convert over 90% of our PUDs to producing in the next four years. Long Lake PUDs will be converted over the next 27 years as new wells are drilled to offset declines from the initial SAGD wells." Please tell us:

- The portion of your PUD reserves that will be converted in the next five years. Support any Long Lake PUD reserves booked beyond Phase 1. Tell us your schedule for future PUD conversion.

- The reasons that you cannot develop the Long Lake PUD reserves within five years of booking. Address the fact that you control the pace of development.

- The attributes that make the 27+ years of Long Lake activities a single development project. Refer to our "Compliance and Disclosure Interpretations", particularly Questions 108.01 and 131.03. These are located at:

   http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

12. Your 2009 PUD reserve conversion rate (about 4% of year-end 2008 PUD reserves) implies a much longer period for full PUD development than 5 years. Please explain the circumstances causing this outcome and disclose your PUD conversion information for each of the last three years. You may refer to **"Guidance for Management's Discussion and Analysis for Companies Engaged in Oil and Gas Producing Activities",** pages 85-88 of our adopting release 33-8995, "Modernization of Oil and Gas Reporting" available at www.sec.gov/rules/final/2008/33-8995.pdf.

Risk Factors, page 40

13. Please expand your risk factors to explain the consequences should your provisions for containment of a drilling well blowout(s) prove inadequate.

Application of New Bitumen Upgrading Process, page 45

14. We note the disclosure of proved synthetic crude oil reserves on page 24 and elsewhere attributable to your Long Lake activities including OrCrude™ upgrading. Please reconcile your statement "There is no certainty that the commercial upgrader at Long Lake will sustain or achieve the results which are now being seen or forecast" with the requirement that proved reserves (including synthetic crude oil) "…be estimated with reasonable certainty to be economically producible…" Address the fact that scaled up, economic upgrading of bitumen to synthetic crude oil has not been demonstrated by the OrCrude™ method.

Quantitative and Qualitative Disclosures about Market Risk, page 92

Special Note to Canadian Investors, page 97

15. Please reconcile your statement "[T]he reserves disclosures in this document have not been reviewed by the independent qualified reserves consultants whereas NI 51-101

requires them to review it" with the third party reports of three independent petroleum engineers you included as exhibits to your document.

Exhibits 23.2, 23.3, 23.4

16. Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. Please obtain modification of these three reports so that they present:

- The proportion of your total probable reserves that were evaluated;

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves;

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer; and

- The aggregate percentage difference between your probable reserve estimates and those of your third party engineer.

Exhibit 23.6

17. Please obtain modification of this report so that it presents:

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves;

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer; and

- The aggregate percentage difference between your probable reserve estimates and those of your third party engineer.

Exhibit 23.7

18. Please obtain modification of this report so that it presents:

- The proportion of your total probable reserves that were reviewed. Two different figures are presented – 15 percent and 4 percent;

- A discussion of the methods employed by the engineer to arrive at the conclusion that your reserve estimates are "reasonable within the established audit tolerance guidelines…";

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves;

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer; and

- The aggregate percentage difference between your probable reserve estimates and those of your third party engineer.

Exhibit 23.9

19.   Please obtain modification of this report so that it presents:

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves;

- The aggregate percentage difference between your proved reserve estimates and those of your third party engineer; and

- The aggregate percentage difference between your probable reserve estimates and those of your third party engineer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723 if you have any questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director